ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

February 13, 2020

Nathan Briggs
T: 202-626-3909
F: 202-383-9308
Nathan.Briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Samantha A. Brutlag

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932)

Responses to Comments on Post-Effective Amendment No. 122

Dear Ms. Brutlag,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 2, 2020 regarding Post-Effective Amendment No. 122 (the “Amendment 122”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment 122 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on November 21, 2019 for the purpose of registering Artisan Select Equity Fund (the “Fund”), a new series of Artisan Partners Funds.

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Comments Applicable to the Prospectus:

1.	Comment: Please provide supplementally the completed Annual Fund Operating Expenses table.

Response: Please see the completed “Fees and Expenses of the Fund” section attached hereto as Appendix A.

2.

Comment: Disclosure on page 3 states that the Fund “may invest to a limited extent (in any event, no more than 20% of its net assets plus any borrowings for investment purposes at market value at the time of purchase) in debt securities (including lower-rated securities) and convertible debt securities of U.S. or non-U.S. issuers that meet the Fund’s investment criteria.” If “lower-rated securities” includes below investment grade securities or high yield securities (“junk bonds”), please include appropriate disclosure specifying so. If not, then please remove references to such securities in the principal risk factors disclosure.

Response: The Fund has included disclosure specifying that “lower-rated securities” include junk bonds.

3.

Comment: Certain risks disclosed pursuant to Item 9 of Form N-1A are not also included as principal risks disclosed pursuant to Item 4. Please either (i) include the risks in the Item 4 disclosure or (ii) clarify that such risks are either sub-risks of other risk factors or, alternatively, disclosed as non-principal risks.

Response: The Fund respectfully declines to make the requested change at this time. The disclosure in response to Item 4 of Form N-1A summarizes the principal risks of investing in the Fund, as required by the Form. The “Risks You Should Consider” section discloses the principal risks of investing the Fund, as required by Item 9 of Form N-1A. However, it also includes disclosure regarding certain other risks related to investment activities of the Fund that the Fund does not necessarily view as principal risks of investing in the Fund. Such disclosure is permitted pursuant to General Instruction C(3)(b) of the Form, which permits a registrant to include information in the prospectus or the SAI that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. In response to this Comment, however, the Fund is currently considering whether additional clarification regarding principal and non-principal risks is appropriate and may make related updates in future filings.

4.

Comment: If the Fund considers “Derivatives Risk,” “Counterparty Risk,” “Private Placement and Restricted Securities Risk” and “Investing in IPOs Risk” to be principal investment risks of the Fund, please disclose the related investment strategies in the principal investment strategies disclosure required by Item 4 of Form N-1A.

Response: The Fund has removed “Derivatives Risk” and “Private Placement and Restricted Securities Risk” as principal investment risks. The Fund respectfully declines to make any changes with respect to Counterparty Risk because it is included with respect to participation certificates, which are included in its principal investment strategy disclosures. The Fund has added the following disclosure to its principal investment strategy disclosures:

“The Fund may invest in initial public offerings (“IPOs”).”

* * * * *

Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan D. Briggs
Nathan D. Briggs

CC:	Sarah A. Johnson
Laura E. Simpson
Timothy A. Kahn
John M. Loder

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

	Investor	Advisor	Institutional
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Exchange Fee	None	None	None
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor	Advisor	Institutional
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	None	None
Other Expenses[1]	0.89	0.70	0.57
Total Annual Fund Operating Expenses	1.64	1.45	1.32
Fee Waiver and Expense Reimbursement[2]	0.39	0.30	0.22
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.25	1.15	1.10

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2 Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.25% of the average daily net assets of Investor Shares, 1.15% of the average daily net assets of Advisor Shares and 1.10% of the average daily net assets of Institutional Shares. This contract continues through 28 February 2021.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor	$127	$479
Advisor	$117	$429
Institutional	$112	$397